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                                                            OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  September 30, 1998
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                                                    hours per response ..... 0.5
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                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person(s) to
                                               Starwood Hotels & Resorts Worldwide, Inc./     Issuer (Check all applicable)
    Cotter, Robert F.                          Starwood Hotels & Resorts    HOT                   Director         10% Owner
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  (Last)          (First)         (Middle)  3. IRS or Social Security  4. Statement for        X  Officer (give    Other (Specify
                                               Number of Reporting        Month/Year          --- title below)  ---       below)
                                               Person (Voluntary)         February 2000
                                                                       -------------------           Chief Operating Officer
  Starwood Hotels & Resorts Worldwide, Inc.                            5. If Amendment,           -------------------------------
  777 Westchester Avenue                                                  Date of Original 7. Individual or Joint/Group Filing
-------------------------------------------                               (Month/Year)        (Check Applicable Line)
                 (Street)                                                                     X  Form filed by One Reporting Person
                                                                                             ---
                                                                                                 Form filed by More than One
  White Plains       NY             10604                                                    --- Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security        2. Trans-      3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                    action         tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                Date           Code         (Instr. 3, 4, and 5)         cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                               (Month/                                                   (Instr. 3 and 4)    (D) or         cial
                                Day/      ---------------------------------------                            Indirect       Owner-
                                Year)     Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Shares(1)                    2/24/2000     P             10,000    A       $23.5625       10,000               I             (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)
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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4     Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                                 02/22/2001
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               ------------------------------- ----------
                                                                                          **Signature of Reporting Person    Date
                                                                                                 /s/ Robert F. Cotter

Note. File three copies of this Form, one of which must be manually signed.                                                   Page 2
  If space is insufficient, see Instruction 6 for procedure.                                                         SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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
FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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Name and Address of Reporting Person         Issuer Name and Ticker or Trading Symbol     Statement for Month/Year
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Cotter, Robert F.                            Starwood Hotels & Resorts Worldwide, Inc.    February 2001
Starwood Hotels & Resorts Worldwide, Inc.    Starwood Hotels & Resorts ("HOT")
777 Westchester Avenue
White Plains, NY 10604
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Explanation of Responses:

(1) Pursuant to the Agreement and Plan of Restructuring between Starwood Hotels & Resorts Worldwide, Inc. (the "Corporation"),
    ST Acquisition Trust, and Starwood Hotels & Resorts (the "Trust" and, together with the Corporation, "Starwood") dated as of September 16, 1998 and amended as of November 30, 1998, each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2) Shares reported are held by The Robert F. Cotter Revocable Trust.